# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bloom Energy Corp, CIK 0001664703
CUSIP: 093712107
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4353 North First Street, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 03/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000933491

## Reporting persons
- Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (KIA): type of reporting person: other (OO); citizenship or place of organization: Kuwait (M6); sole voting power 0; shared voting power 3,253,330; sole dispositive power 0; shared dispositive power 3,253,330; aggregate amount beneficially owned 3,253,330 (1.38% of the class)
  Comment: (1) 3,253,330 shares held by KIA and KIO as of January 19, 2026. As of the Date of Event which required this statement, March 17, 2025, they owned 3,213,127 shares.
  
  (2) As of October 22, 2025, there were 236,510,755 shares of Class A common stock, $0.0001 par value, issued and outstanding by Bloom Energy Corporation.
  
  (3) As of December 31, 2020, KIA and KIO held 10,579,568 Bloom Energy Corp. shares. As of December 31, 2021, they held 10,579,568 Bloom Energy Corp. shares. As of December 31, 2022, they held 10,579,568 Bloom Energy Corporation shares. As of December 31, 2023, they held 20,123,939 Bloom Energy Corporation shares. As of December 31, 2024, they held 12,673,340 Bloom Energy Corporation shares.
- Kuuwait Investment Office (being the London office) of KIA (KIO): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,253,330; sole dispositive power 0; shared dispositive power 3,253,330; aggregate amount beneficially owned 3,253,330 (1.38% of the class)
  Comment: (1) 3,253,330 shares held by KIA and KIO as of January 19, 2026. As of the Date of Event which required this statement, March 17, 2025, they owned 3,213,127 shares.
  
  (2) As of October 22, 2025, there were 236,510,755 shares of Class A common stock, $0.0001 par value, issued and outstanding by Bloom Energy Corporation.
  
  (3) As of December 31, 2020, KIA and KIO held 10,579,568 Bloom Energy Corp. shares. As of December 31, 2021, they held 10,579,568 Bloom Energy Corp. shares. As of December 31, 2022, they held 10,579,568 Bloom Energy Corporation shares. As of December 31, 2023, they held 20,123,939 Bloom Energy Corporation shares. As of December 31, 2024, they held 12,673,340 Bloom Energy Corporation shares.

## Item 1. Issuer
Name of issuer: Bloom Energy Corp
Address of issuer's principal executive offices: 4353 North First Street, San Jose, CA 95134

## Item 2. Person Filing
Name of person filing: Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (KIA) and the Kuwait Investment Office (being the London Office) of KIA (KIO and together with KIA, the Reporting Persons)
Address of principal business office or, if none, residence:
Kuwait Investment Authority
Block 1, Street 201, Building 900028, Sharq
Safat, Kuwait 13001

Kuwait Investment Office
15 Carter Lane
London, United Kingdom EC4V 5EY
Citizenship: See response number 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,253,330 (as of January 19, 2026)
Percent of class: 1.38%
Shared power to vote or to direct the vote: 3,253,330
Shared power to dispose or to direct the disposition: 3,253,330

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (KIA): /s/ Rana Ahmad Almuzaini, Rana Ahmad Almuzaini / Acting Executive Director, Operations & Administrations (01/21/2026)
- Kuuwait Investment Office (being the London office) of KIA (KIO): /s/ Rana Ahmad Almuzaini, Rana Ahmad Almuzaini / Acting Executive Director, Operations & Administrations (01/21/2026)